Subject Company: Rainbow Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
File No. 0-20634

     The following is a transcript of a presentation that has been posted on SafeNet, Inc.’s corporate website.

Cautionary Statement Regarding Forward-Looking Statements
Statements contained in this document that are not historical facts could be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management’s current expectations and beliefs, are not guarantees of future performance and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others: the risk that the SafeNet and Rainbow businesses will not be integrated successfully; costs related to the proposed merger; the risk that SafeNet and Rainbow will fail to obtain the required stockholder approvals; the risk that the transaction will not close; the risk that the businesses of the companies will suffer due to uncertainty; and other economic, business, competitive, and/or regulatory factors affecting the SafeNet and Rainbow businesses generally, including those set forth in their filings with the Securities and Exchange Commission, including each of Rainbow’s and SafeNet’s Annual Reports on Form 10-K for the fiscal year ended December 31. 2002, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, SafeNet’s and Rainbow’s results could differ materially from SafeNet’s and Rainbow’s expectations in these statements. SafeNet and Rainbow assume no obligation and do not intend to update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise.

Where You Can Find Additional Information
SafeNet and Rainbow have filed with the SEC a joint proxy statement/prospectus and have filed and may file other relevant materials in connection with the transaction described in this document. The joint proxy statement/prospectus will be mailed to the stockholders of SafeNet and Rainbow. Investors and security holders of SafeNet and Rainbow are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they contain important information about SafeNet, Rainbow and the transaction. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by SafeNet or Rainbow with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SafeNet by contacting Michelle Layne, SafeNet Investor Relations, 8029 Corporate Drive, Baltimore, Maryland 21236, (410) 933-5895. Investors and security holders may obtain free copies of the documents filed with the SEC by Rainbow by contacting Rainbow Investor Relations, 50 Technology Drive, Irvine, California 92718 (949) 450-7377. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision.

Needham 6th Annual Growth Conference

SafeNet Inc.
Anthony Caputo

CEO, SafeNet Inc.
Carole Argo
CFO, SafeNet Inc.
Walter Straub
CEO, Rainbow Technologies Inc.

Mr. Craigen: Good afternoon. Why don’t we get started? My name is Joseph Craigen. I am the Infrastructure Software analyst at Needham & Company. And our next presentation is from SafeNet, and we have the full team here from SafeNet. First, Tony Caputo, the CEO from SafeNet. We also have Carole Argo, the CFO of SafeNet, along with Walt Straub the CEO of Rainbow. With that, I will turn it over to Tony, and just FYI the Q&A session will be in Campbell following the presentation. Thank you.

Mr. Caputo: Thank you Joe. Hello everyone. This presentation is probably like everyone you’ve seen today, covered by Safe Harbor. The thing that we’d like to talk to you about is our background and also the pending merger with Rainbow Technologies. SafeNet is a company that is a group of encryption experts; a twenty year old company focused on providing high assurance security solutions and being the leading provider of those solutions. We are, as I just mentioned, in the process of merging with Rainbow Technologies, and the two companies have a very similar background. We are both encryption experts, both about twenty years old. And most importantly, focused on the same customer segments of the market – government customers, financial institutions, and OEMs. The SafeNet OEMs are networking companies, other security companies, and semiconductor companies. The Rainbow OEMs are independent software vendors. Importantly, as it says at the bottom of the slide, both companies are strong stand-alone companies; each company is growing, profitable, and cash generating. And our goal in coming together is to put together two of the leading encryption companies in the industry and create one leading IT security company. The rational for this combination is growth, growth in three areas. The government market, where we both have leading positions; acceleration of growth in commercial markets; and then in the digital rights market in general and in the wireless market also to grow.

Each of these product offerings will go through the existing SafeNet distribution channel, which has proven to be very effective in terms of reaching all segments of the market and doing so in a profitable manner, and as a result, as we’ll show you in a moment, we think that this is going to have a significant acceleration to both revenue and earnings per share.

A little background on both companies. First, Rainbow operates in two divisions, one called Secure Communications, and that’s the government division. It is 65% of Rainbow’s business or about $80 million, and the sale of those products is to protect Top Secret government communications. It is a different market segment than SafeNet operates in the government today. That business, the Secure Communications business shown on the left, produces encryption appliances that protect data encryption, voice encryption, and satellite communications. It is a business that is in terrific shape. It is growing at over 20% this year. It has operating margins that are just under 20%, and it is very well respected by customers.

The commercial business, eSecurity, is about one-third of the business or about $50 million. Virtually all of the revenue is in the bottom right product offering — software distribution security protection products marketed under the brand name Sentinel. Sentinel is about a $40 million business with high gross margins — in the mid 70s in gross margins. It has been used over the last couple of years by Rainbow management to fund some other businesses — development of an SSL VPN appliance which is now ready for market and which we will be able to take to customers very effectively, as well as some personal authentication tokens. Importantly, those two products — the SSL VPN appliance and the tokens — will go through the existing SafeNet distribution channels and therefore allow us to eliminate a lot of cost associated with stand-a-lone marketing that Rainbow has had to endure in recent periods.

The SafeNet model looks at the market. We see four segments of the market: consumers, small businesses, large businesses, and government. We are rating the market the way we do here, to show you that as you go up the pyramid, the customer’s sensitivity to security increases and that as a result, there is a very different sensitivity to security and willingness to pay between consumers and government and financial customers. That led us over the years at SafeNet to create two operating divisions: one, our Enterprise division, which markets only to government and financial customers. It is 70% of our business today. That business is the business which will combine with Rainbow’s government business, as I will show you in a moment, and which, together with Rainbow’s business, will create, we believe, the leader in encryption sales to the United States government.

In order to reach the other three segments, we’ve concluded that the customers in those segments, because their sensitivity to security is lower, don’t really want to buy separate security items, but, rather, they want their security built into their computers, their operating system, their software, their router, and even in their cell phone. So SafeNet’s Embedded security system sells to the manufacturers of those devices. I will show you in a moment customers like Cisco, Texas Instruments, Microsoft — many of the information security companies who get their encryption technologies from SafeNet. And as a result of this distribution model, and as shown on the right, a product family that took one platform over the years and put it into many different form factors, we have a product at every one of the price points that’s needed to reach all segments of the market and we have a distribution model which reaches all segments of the market and, through our OEMs, reaches the difficult segments of the market at the OEMs cost. We get to the consumer market, for example, right now because our technology is in Texas Instrument cellphone chips and they are delivering those chips to major providers like Nokia. Cellphones now, new Nokia cell phones are hitting the market right now containing SafeNet technology. This distribution model allows us to do that in a very effective and profitable manner.

I want to talk for a few minutes about how the two companies will fit together and the growth opportunities that we see through this combination. First, in our enterprise security system, where we will be combining the Rainbow government business with our existing business. We are first of all blessed with a customer base that is the “who’s who” of government and financial institutions. Today, virtually all of the government agencies are SafeNet customers and most of, though not all, of the major financial institutions are our customers. So we deal with them as partners, rather than as outsiders. In addition, we’re blessed in the government with a market where strong spending is taking place. IT securities spending in the U.S. government is growing at about a compound annual growth rate of 16% per year, as the chart shows, from 2002 to 2008. In addition, there is a new program about to launch in the government called the Cryptographic Modernization Program, which is a major spend by the government, which will start about one year from now. And when I say major spend, we are talking about $2-4 billion of new product purchases to protect the top secret communication of the U.S. government. Both Rainbow and SafeNet were funded about a year-and-a-half ago to provide key technologies for this new program. SafeNet is providing the chips and Rainbow was funded to produce the appliance designs. It’s those separate fundings that ultimately led us to get together because obviously the chips have to end up in the appliances in order to have a product to sell to that market. And that’s what we are going to be able to do as part of this combination.

In the short term, there are also additional benefits. Today, SafeNet sells the system that you see on the slide. It is an encryption system, which protects the government’s sensitive, but not classified or not Top Secret networks. Both the private networks that the government agencies run to connect themselves together — shown on the left of the slide — as well as the public network shown on the right, which government customers use to communicate with their constituent: business partners, tax filers, auditors, traveling employees, etc. SafeNet is shipping today the only system on the market that encrypts both the public and private networks that these customers use. We put this system together a year ago as a result of another acquisition — the acquisition of a public company called Cylink, which produced the private network products. And in a matter of months, we had linked the two systems together and as a result we’ve had a terrific year. The Cylink products prior to acquisition were declining in revenue, and this year because they are now part of an overall system that better serves the customer, those products are up in revenue about 20%. And the reason I take the time to go through that with you now, or put you through that discussion, is because it’s the model for what we will be doing with

Rainbow. We will, again, in a matter of just a few months, add to this system, the Rainbow Top Secret encryption appliances. The data encryption products, the satellite product, as well as the voice product, labeled FORTEZZA, down at the bottom. And we will be offering to customers, shipping to customers by mid ‘04, the only system on the market which protects government customers’ top secret networks, as well as their sensitive but unclassified networks.

This is a major competitive advantage because we have, in Rainbow and SafeNet, two different classes of competitors. Rainbow’s competitors are defense contractors like General Dynamics, L-3 Communications, ViaSat, Raytheon, and another company called Cypress. SafeNet’s competitors are the networking companies like Nortel and Alcatel, and other information security companies like Netscreen and a couple of others. Neither group of competitors, certainly in the short run and perhaps not even in the long run, is going to be able to offer this combination. We have, for example, between our two companies 150 top secret cleared engineers who are required by law in order to be able to build those products. So, it is going to be a significant competitive barrier to entry.

And then about a year from now we will add, now shown on the bottom right, products for the Cryptographic Modernization Program. The combination of our two companies will let us get those products to market very quickly, and at the time when the government will begin to start the production phase of Crypto Modernization, we will be ready with products that meet the requirements and will also be centrally managed with one common management platform as shown on the slide. As a result of this two-stage process, we expect to be able to significantly increase our share in the market, which is already very good. Rainbow’s business is growing this year at about 20% — faster than the market growth rate of the government. And SafeNet is growing at a higher rate than that. So we think with two strong companies and this strategy, we are going to be able to take share in the government, which is our number one goal in this combination.

The number two goal is to improve competitiveness in the commercial market, and that’s in two areas. One in the SSL VPN space, which is shown on this slide, is a high growth area. SSL is predicted by the market research folks to be about 20-25% of the overall VPN market by the year 2006. And on the bottom, we also have the Rainbow USB products, which are again a high growth opportunity. These are the products that I mentioned before are being marketed as independent stand-a-lone products by Rainbow today, and this is a strategy which we will change at SafeNet, resulting in, we believe, increased revenue and certainly lower cost because those products will be added to the system I showed you, as now shown on the bottom right, and therefore we will be able to market them to large government and financial customers and do so in a very profitable manner. These are the customers that buy most of the products sold in this category anyway; they are already SafeNet customers, and we will be able to reach them very effectively.

So, the net of the growth drivers in this part of the SafeNet business, the enterprise business, is the fact that we will be the only company able to offer both top secret and commercial grade products to customers, and that we will have the most comprehensive product portfolio available from a single vendor. That translates in customers’ mind and buying decisions into lower total cost of ownership and better security. Those are the reasons why customers buy. Those are the reasons why the Cylink products that we acquired a year ago not only stopped declining, but began to grow again. We think we are going to get the same kind of growth accelerator as a result of this transaction.

In our embedded business, this is where we target major IT and communications and semi-conductor manufacturers and add our products to theirs so that they can deliver secure routers or secure cellphones or secure anything, and as a result, reach the broad small business market and consumer market by having our products distributed by other security companies and networking companies. Cisco is our largest customer in this space. Has been a customer for over six years, and we just won major new designs in the next generation Cisco routers where VPN will be a standard feature rather than an option, as it is today. Where we have semiconductor companies like TI, AMD, ARM and Samsung licensing our chip designs and embedding us into chips that have other functions. I will show you TI in a moment. And then you see some software companies that are primarily Rainbow customers.

The products fits here between the two companies are excellent also. This is what SafeNet sells today: A line of chips and cards that implement encryptions; a line of software that is client software, encryption libraries, and toolkits used to create complete products; and then the chip designs or embedded IPs which we license to semiconductor companies. Rainbow adds to this offering, products that allow software manufacturers to protect their products from unauthorized use in both hardware form and software form, as well as additional plug in parts. So the distribution channels that we have in place today are a perfect fit for the Rainbow products, again allowing us very nice synergies and the ability to increase revenue. I would like to take a moment — I am sorry that I got a little bit carried away, Walt — but ask Walt Straub, the CEO of Rainbow, if he would just highlight the Sentinel product and where are we are going with it, and then Carole will talk about financials.

Mr. Straub: Thank you, Tony. The Sentinel product line is the genesis of Rainbow. It’s been around for about twenty years, and it’s a product that we market to the software publisher/developer community. We are the leading provider of this device. You can see from the little chart, we have about 40-41% market share (Our main competitor is Aladdin Knowledge Systems.) It’s about a $40 million annual business. We’ve noticed a strong increase in demand for the past two quarters from the software publisher community.

The evolution of the digital rights market — of course, we started with a hardware token for protecting software, high value software; typically software which sells for $500 and above on an international basis. We added a license manager or a software-only version for the distribution of software over the Internet to address lower-value software. Recently, we announced an OEM contract with Microsoft for a digital rights management product. This product will be available in Q1 or Q2 of this year through Microsoft. Again, it’s a digital rights management product; I’ll talk about it. And, of course, ultimately we want to license this technology to our OEM clients such as TI, ARM. In November, we announced with Microsoft the availability of appliance that supports their Windows rights management offering, which will be available this year. We’ve partnered with Microsoft to build this appliance, which gives the Enterprise user the ability to control what kind of rights you have to content. For instance, in your word processing system, in Word, you could assign rights to the product, your Word document for read-only, print-only, use-only-for-a-couple-of-hours — just what kind of rights you can assign to any document, whether it’s a Word document, Excel document, a PowerPoint document, all controlled by the server and our appliance product at the desktop.

Again, one of the key OEM customers of SafeNet is TI. SafeNet has licensed their IT to TI, and TI is shipping 2.5 and 3G OMAP chips. SafeNet will start to recognize revenue this quarter related to that contract. Of course, being a licensing arrangement, we will have very strong growth margins. And of course our goal as SafeNet, SafeNet-Rainbow, is to add other kinds of value to our encryption engine, which is incorporated in the TI chipset. And or course, we are going to focus on adding digital rights management to allow the TI customer, whether it is Nokia or whoever, to add more value to add more security value to their offering, and of course increase the value that we receive or the royalty that we receive for each chip sold. Carole...

Ms. Argo: Thanks. We have a strong track record of financial performance. Over the last ten quarters, we’ve grown our revenues on a sequential basis 21%: on a growth basis, including double digit growth. We’ve met and exceeded consensus estimates in the last nine quarters reported. And our operating margin have been strong and consistently growing 11% last year and up through our nine months 22% in operating margins. And our growth margins have been consistently strong in addition to our operating margins performance. And we have a history generating cash flows from operations fourteen of the last fifteen quarters.

If you take a look at this chart, this chart is a summary or tries to depict in the last four years what SafeNet’s organic growth rate is, compared to our company’s overall growth rate including M&A activity. So, if you look, in the light yellow is SafeNet’s stand-a-lone numbers, and in the dark brown includes acquisition related revenue. And if you look at the organic growth rate, it is 43%. Organic growth rate, the way it’s calculated is if you take, for example, 2003 consensus estimates are $65 million in revenues and if you look at 2002, we have 30 million organic, 32 including a small acquisition we did. Organic growth rate is calculated by taking the 40 million over the 32 million. That’s how it is calculated. But if you look at total organic revenue growth rate, 43% in the last four years. If you add M&A activity in there, including our pending merger with Rainbow, it’s 144%. And then of course, growing our earnings number stronger at 236% over the last four years, going from three cents to thirty-four, doubling to seventy-five, and then moving to 1.23, which is the mid point of financial illustration, which is based upon, if you take consensus numbers for the two companies for 2004, its revenues of approximately $241 million. If you take a look at the EPS, again, it’s non-GAAP; it’s pulling out all merger-related items such as amortization and acquired intangibles, write-offs from process R &D. And also, it assumes the 35% tax rate which this company is currently not paying taxes, but we report on a fully tax basis. It’s 93 cents for SafeNet on a stand a lone basis, for 2004. If you take a look at Rainbow’s consensus earnings, that adds 17 cents to the SafeNet numbers. And then what we did is we took what the absolute minimum synergies would be for the combined company, and that’s really eliminating duplicate corporate overhead public company costs — duplicate accountants, duplicate lawyers, SEC filings, C&O insurance, etc. That comes to a range of about $4-6 million, which adds another 10-15 cents per share. And that results in a total of a $1.20 to $1.25 compared to SafeNet’s stand-a-lone numbers of 93 cents for 2004, and that’s based on a 25.6 million share count.

The combined organization has an experienced management team that has had experience in successful integrating acquisitions. Rainbow has just successfully completed and is integrating successfully an acquisition of Chrysalis in Canada. SafeNet, in the last fifteen months, has done three acquisitions — one very significant one about a year ago — where we have met and exceeded all the targets on all the acquisitions that we’ve completed. The combined companies will have 750 employees. Very exciting to us is that about 40% of our employees will be R&D employees, and even more exciting is that half of those employees are classified, government-cleared employees, which is incredibly difficult to get and to amass that level of cleared employees. So we are very well positioned to go after the government market and the markets that Tony and Walt were talking about. And, again, sales and marketing force is about 30% of our entire combined organization. A very large customer base of 5000 and a geographic location of a hundred different countries. And, of course, forty years of combined leadership in the security industry, both companies have had.

We do have very strict integration process that we go through in merger and acquisitions. The combined company works on it together. It starts on announcement day, which was October 22nd for us. And basically we go through very detailed planning on both companies. And in detailed planning, the entire integration planning is essentially completed by closing, which we estimate to be the back half of February. And then detailed plans are done in order to complete the entire integration process, which generally is about a four to six month period after the closing. We establish integration management structure. We used outside integration accelerators — the same ones we used during the Cylink acquisition a year ago where we had such successful results. We create an integration management office made up of both organizations. We go through all the functional areas of the organization and establish very detailed plans. So there is a lot of energy and work and a very detailed process that we go through to make sure that this merger is integrated successfully the way that both companies plan.

So again, just want to wrap it up and talk to you about the strategic rational for the business. It’s about growth, better growth of the combined companies than on a stand-a-lone basis in the areas that Tony and Walt talked about. Primarily, number one, government, the SSL VPN appliance that we have, and then the digital rights management, which layers on top of our TI wireless relationship. And then distribution platform — that’s in place, so we can expand and lever. And then, as a combined company, you know, we’ll have substantial scale — approximately $250 million in revenues, close to 800 employees. And, we have a lot of opportunities for synergies and a financial track record. And our break out room is in the Campbell Room. Thank you.

End